Exhibit 12.1

THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,
(in millions, except ratios)	2010	2009

Income before income taxes	$857	$727
Interest	98	92
Portion of rentals deemed to be interest	17	20

Income available for fixed charges	$972	$839

Fixed charges:
Interest	$98	$92
Portion of rentals deemed to be interest	17	20

Total fixed charges	115	112
Preferred stock dividend requirements	1	1

Total fixed charges and preferred stock dividend requirements	$116	$113

Ratio of earnings to fixed charges	8.44	7.52

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	8.37	7.44

The ratio of earnings to fixed charges is computed by dividing income available for fixed charges by the fixed charges. For purposes of this ratio, fixed charges consist of that portion of rentals deemed representative of the appropriate interest factor.